Exhibit (a)(1)(I)

RIMAGE CORPORATION

Supplement dated August 20, 2013

to

Offer to Exchange
Certain Outstanding Options for New Options
Dated August 6, 2013

This Supplement (this “Supplement”) amends, modifies and supersedes certain information included in the Offer to Exchange Certain Outstanding Options for New Options (the “Original Offer to Exchange” and together with this Supplement, the “Offer to Exchange”) relating to an offer (the “offer”) by Rimage Corporation (the “Company,” “we,” “us” or “our”) to eligible employees to exchange their outstanding eligible options for new options with an exercise price per share equal to the fair market value on the exchange date, which will be the first business day after this offer expires.

This Supplement should be read in conjunction with the Original Offer to Exchange. Except for the changes described herein, all other terms of the Original Offer to Exchange remain the same.

 General Amendments

•	All references in the Original Offer to Exchange to Central Daylight Time are hereby revised to be references to Eastern Time.
•	All references in the Original Offer to Exchange to the “expiration date” of the offer shall now mean 1:00 p.m., Eastern Time, on September 11, 2013, unless the offer is further extended. Accordingly, the term “offer period” or “offering period” as used in the Offer to Exchange will commence on August 6, 2013 and we now expect it to end at 1:00 p.m., Eastern Time, on September 11, 2013.

The offer and withdrawal rights now will expire at 1:00 p.m., Eastern Time, on September 11, 2013 unless we extend them.

•	All references in the Original Offer to Exchange to the “exchange date”, that is, the date when tendered eligible options will be surrendered and cancelled and the date new options are granted, shall now mean September 12, 2013, unless the offer is further extended. The new options will expire on the later of (i) the expiration date of the surrendered options for which they were exchanged and (ii) the third anniversary of the exchange date, which we now expect to be September 12, 2016, subject to earlier expiration upon termination of your services with Rimage.
•	All references in the Original Offer to Exchange to “eligible options” shall now mean options that (i) have an exercise price greater than or equal to $13.50 per share, (ii) were granted under our Amended and Restated 1992 Stock Option Plan, as amended, or the Second Amended And Restated 2007 Stock Incentive Plan prior to September 12, 2012 and (iii) remain outstanding and unexercised as of the expiration date, whether vested or unvested. Accordingly, in any statement defining eligible options, all references to options granted before September 4, 2012 are hereby revised to be references to options granted before September 12, 2012.

Summary Term Sheet and Questions and Answers

•	A1 is hereby amended by deleting “a one-time offer” in the first sentence. The first sentence, as amended and restated, now reads: “This offer is an opportunity for eligible employees to exchange their underwater options for new options with an exercise price equal to the fair market value of the shares of the Company’s common stock on the exchange date, which is expected to be September 11, 2013.”
•	A17 is hereby amended by deleting “This is a one-time offer and” in the first sentence of the sixth paragraph. This first sentence of the sixth paragraph, as amended and restated, now reads: “We will strictly enforce the offer period.”
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•	A18 is hereby amended by inserting at the end of the second sentence “, although option holders may challenge our determination in a court of competent jurisdiction.” This second sentence, as amended and restated, now reads: “Our determination in these matters will be final and binding on all persons, although option holders may challenge our determination in a court of competent jurisdiction.”
•	A26 is hereby amended to delete the second sentence reading: “This is a one-time offer that we do not expect to make again.”
•	A28 is hereby amended to delete the last sentence reading: “The exception to this rule is that if we have not accepted your properly tendered options by 12:59 p.m., Central Daylight Time, on September 3, 2013 you may withdraw your options at any time thereafter.” and replacing it with the following sentence: “Additionally, you may withdraw any eligible options you elected to exchange if after 40 business days after the commencement of the offer we have not accepted for exchange all eligible options you elected to exchange. The date of the 40th business day after the commencement of the offer is October 2, 2013.”

Risks of Participating in the Offer

•	The first sentence of the third paragraph is hereby amended to delete “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).” The first sentence, as amended and restated, now reads: “Portions of this Offer to Exchange (including information incorporated by reference) contain forward-looking statements.”

The Offer – 5. Procedures for electing to exchange options – Proper election to exchange options

•	The fifth paragraph is hereby amended to delete the second sentence reading: “The exception to this rule is that if we have not accepted your properly tendered options by 12:59 p.m. Central Daylight Time, on September 3, 2013, you may withdraw your options at any time thereafter.”
•	The fifth paragraph is hereby further amended to insert a new sentence at the end of that paragraph reading: “Additionally, you may withdraw any eligible options you elected to exchange if after 40 business days after the commencement of the offer we have not accepted for exchange all eligible options you elected to exchange. The date of the 40th business day after the commencement of the offer is October 2, 2013.”
•	The first sentence of the sixth paragraph is hereby amended by deleting “This is a one-time offer, and.” This first sentence of the sixth paragraph, as amended and restated, now reads: “We will strictly enforce the offer period and expiration date and time.”

The Offer – 5. Procedures for electing to exchange options – Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects

•	The second sentence is hereby amended by inserting at the end that sentence “, although option holders may challenge our determination in a court of competent jurisdiction.” This second sentence, as amended and restated, now reads: “Any such determination will be final and binding on all persons, although participants in the exchange may challenge our determination in a court of competent jurisdiction.”
•	The penultimate sentence reading “This is one-time offer.” is hereby deleted.

The Offer – 6. Withdrawal rights and change of election

•	The fourth paragraph reading “In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this offer, if we have not accepted your options by 12:59 p.m., Eastern Time, on September 11, 2013, you may withdraw your options at any time thereafter.” is hereby replaced with: “In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this offer, you may withdraw any eligible options you elected to exchange if after 40 business days after the commencement of the offer we have not accepted for exchange all eligible options you elected to exchange. The date of the 40th business day after the commencement of the offer is October 2, 2013.”
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The Offer – 8. Conditions of the offer

•	In the penultimate paragraph, the last sentence is hereby amended to insert at the end of such sentence”, although participants in the exchange may challenge our determination in a court of competent jurisdiction.” This last sentence, as amended and restated, now reads: “Any determination we make concerning the events described in this Section 8 will be final and binding on all persons, although participants in the exchange may challenge our determination in a court of competent jurisdiction.”

The Offer – 11. Information concerning Rimage

•	The fourth paragraph is hereby amended to insert a new sentence at the end of that paragraph reading: “Our shareholder rights plan, which would cause substantial dilution to any person or group attempting to acquire our company on terms not approved in advance by our Board of Directors, by its terms expires on September 16, 2013. Our Board of Directors may amend the shareholder rights plan or replace the shareholder rights plan with a new shareholder rights plan during the pendency of this offer.”
•	In the sixth paragraph, the first sentence prior to the bulleted list is amended and restated to read: “Except as otherwise disclosed in this offer or in our SEC filings, neither we, nor our directors or officers, presently have any plans, proposals, or negotiations that relate to or would result in:…”
•	At the end of this Section 11, the following subsection is hereby inserted:

Ratio of Earnings to Fixed Charges.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings represent earnings from continuing operations before provision for income taxes plus fixed charges and earnings before income taxes relating to Rimage’s non-controlling interest in subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense. All amounts are in thousands except the ratio of earnings to fixed charges.

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013

Earnings:
Earnings (loss) before income taxes	$4,669	$(39,788)	$(6,766)	$(6,054)
Fixed charges (per below)	4	3	1	1
Noncontrolling interest in subsidiaries that have not incurred fixed charges - (earnings) loss before income taxes	163	259	135	125
Total earnings (loss)	$4,836	$(39,526)	$(6,630)	$(5,928)
Fixed Charges:
Interest expense	$4	$3	$1	$1
Total fixed charges	$4	$3	$1	$1
Ratio of earnings to fixed charges	1,209x	— (1)	— (1)	— (1)

(1) Earnings were inadequate to cover fixed charges for the year ended December 31, 2012, the six months ended June 30, 2012 and the six months ended June 30, 2013 by approximately $39.5 million, $6.6 million and $5.9 million, respectively.

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The Offer – 12. Interests of executive officers and directors; transactions and arrangements concerning the Options – Agreements relating to our common stock – Other

•	The sentence constituting this sub-section is hereby amended to replace “…neither we, nor to the best of our knowledge, any of our executive officers or directors…” with “…neither we, nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors…” This sentence, as amended and restated, now reads:

Except as otherwise described in the Offer to Exchange or in our filings with the SEC, including the proxy statement for our 2013 Annual Meeting of Shareholders filed with the SEC on April 16, 2013, and other than outstanding stock options and other stock awards granted from time to time to our executive officers and directors under our equity incentive plans, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Offer – 12. Interests of executive officers and directors; transactions and arrangements concerning the Options – Transactions in the past 60 days

•	The sentence constituting this sub-section is hereby amended to replace “To the best of our knowledge, none of…” with “Neither we nor any of…” This sentence, as amended and restated, now reads:

Neither we nor any of our directors, executive officers or affiliates engaged in any transactions involving our common stock or stock options during the past 60 days before and including the date of commencement of this offer.

The Offer – 19. Miscellaneous

•	In the first paragraph, the second sentence is hereby amended to replace “If, after such good faith effort, we cannot comply with such law…” with “If we are prohibited from making this offer by administrative or judicial action after our good faith effort to comply with such law,…” This second sentence, as amended and restated, now reads:

If we are prohibited from making this offer by administrative or judicial action after our good faith effort to comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

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Neither the U.S. Securities and Exchange Commission nor any state or non-U.S. securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

Supplement dated August 20, 2013 to the Offer Exchange dated August 6, 2013.

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